UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REAL VALUE ESTATES, INC.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

75603N 10 2
(CUSIP Number)

Virginia K. Sourlis, Esq. The Sourlis Law Firm 214 Broad Street Red Bank, NJ 07701 (732) 530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75603N 10 2

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). DONALD LYNCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.67%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The security upon which this report is based is the common stock, par value $0.0001 per share, of Real Value Estates, Inc., a Nevada corporation (the “Issuer”), with its principal place of business located at 3970 Casa Blanca Road, Reno, Nevada, 89502.

Item 2.

Identity and Background.

(a) Name: This statement is filed by Donald Lynch.

(b)  Residence or Business Address: 22 Paddocks Pond Road, Harwich, MA, 02645.

(c) Donald Lynch is a Director and the Treasurer and Secretary of the Issuer.  Mr. Lynch worked as an Educator and Guidance Counselor for 30 years in the New York School system until he retired in 1986. During that time and since his retirement, he has been actively investing for more than 40 years in companies and the stock market. He earned a Bachelor of the Arts from the University of Oklahoma in Business Education, and received a Masters from New York University in Administration. Mr. Lynch is a Veteran of the Korean War, and enjoys spending his free time with his family.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to purchase the shares reported in this Schedule 13D.

Item 4. Purpose of Transaction

On February 24, 2010, the Issuer entered into a series of stock purchase agreements (collectively, the “Agreements”).  Each Agreement was by and among the Issuer, a certain selling stockholder (the “Seller”) of the Issuer and a certain buyer of the common stock of the Issuer held by the corresponding Seller (the “Buyer”).  Pursuant to the Agreements, the Sellers sold and aggregate of 5,000,000 restricted shares of common stock of the Issuer, representing approximately 78.37% of the issued and outstanding shares of common stock of the Issuer, at a purchase price of $0.05 per share, for an aggregate purchase price of $250,000. Such transactions are collectively referred to herein as the “Transaction.”

As of February 24, 2010, the date of the consummation of the Transaction, the Reporting Person owns an aggregate of 1,000,000 shares of common stock of the Purchaser, representing approximately 15.67% of the issued and outstanding shares of common stock of the Issuer.  Also, pursuant to the terms and conditions of the Agreements, upon the consummation of the Transaction, the Board of Directors appointed Mr. Donald Lynch as a member of the Board of Directors of the Issuer and Treasurer and Secretary of the Issuer and Mr. Peter Matousek, who purchased 4,000,000 shares of common stock (62.69%) of the Issuer in the Transaction, as a member of the Board of Directors and President of the Issuer. Marina Karpilovski, the Issuer’s President and Director, resigned; and Michael Zazkis, the Issuer’s Secretary, Treasurer and Director, resigned.  As a result of the Transaction, there was a change in control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Person owns an aggregate of 1,000,000 of the Issuer’s common stock, representing approximately 15.67% of the issued and outstanding common stock of the company (based on 6,380,000 shares of Common Stock issued and outstanding).

(b)  Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

1,000,000

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

1,000,000

Shared Power to Dispose or to Direct the Disposition of:

0

(c)  Transactions in the securities effected during the past sixty days: See item 4.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 24, 2010, the Issuer entered into a series of stock purchase agreements (collectively, the “Agreements”).  Each Agreement was by and among the Issuer, a certain selling stockholder (the “Seller”) of the Issuer and a certain buyer of the common stock of the Issuer held by the corresponding Seller (the “Buyer”).  Pursuant to the Agreements, the Sellers sold and aggregate of 5,000,000 restricted shares of common stock of the Issuer, representing approximately 78.37% of the issued and outstanding shares of common stock of the Issuer, , at a purchase price of $0.05 per share, for an aggregate purchase price of $250,000. Such transactions are collectively referred to herein as the “Transaction.”

As of February 24, 2010, the date of the consummation of the Transaction, the Reporting Person, one of the Buyers,  owns an aggregate of 1,000,000 shares of common stock of the Purchaser, representing approximately 15.67% of the issued and outstanding shares of common stock of the Issuer.  Also, pursuant to the terms and conditions of the Agreements, upon the consummation of the Transaction, the Board of Directors appointed Mr. Donald Lynch as a member of the Board of Directors of the Issuer and Treasurer and Secretary of the Issuer and Mr. Peter Matousek, who purchased 4,000,000 shares of common stock (62.69%) of the Issuer in the Transaction, as a member of the Board of Directors and President of the Issuer. Marina Karpilovski, the Issuer’s President and Director, resigned; and Michael Zazkis, the Issuer’s Secretary, Treasurer and Director, resigned.  As a result of the Transaction, there was a change in control of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.:	Description:

10.1	Stock Purchase Agreement, dated February 24, 2010, by and among Real Value Estates, Inc., the Selling Stockholders and Purchaser.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2010

REAL VALUE ESTATES, INC. BY: /S/ Donald Lynch —————————————— Name: Donald Lynch Title: Treasurer and Secretary